UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MDxHealth SA

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

58286E102 **

(CUSIP Number)

Richard Bray

Valiance Asset Management Limited

1st Floor, Tudor House

Le Bordage, St. Peter Port, Guernsey GY 1DB

+44 207 399 1770

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 58286E102 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “MDXH.” Each American Depositary Share represents the right to receive ten Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58286E102

1.	Names of Reporting Persons Valiance Asset Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,027,014(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,027,014(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,027,014(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Consists of (i) 8,834,387 ordinary shares, no par value (“Ordinary Shares”), and 160,083 American Depository Shares (“ADSs”) representing 1,600,830 Ordinary Shares held by TopMDx Ltd. (“TopMDx”), an exempted closed-ended fund registered in British Virgin Islands of which Valiance Asset Management Limited (“Valiance Management”) is the investment manager, and (ii) 8,591,797 Ordinary Shares held by Valiance Life Sciences Growth Investments SICAV-SIF (“LSGI Fund”), a Luxembourg investment fund of which Valiance Life Sciences Growth Investments GP S.à r.l.. (“LSGI GP”) serves as investment manager. Valiance Management serves as the investment manager of LSGI GP.

(2)	Based on 155,969,226 Ordinary Shares outstanding following the Issuer’s initial public offering of ADSs, as disclosed in the final prospectus for such offering filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 58286E102

1.	Names of Reporting Persons TopMDx Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,435,217(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,435,217(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,435,217(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 8,834,387 Ordinary Shares and 160,083 ADSs representing 1,600,830 Ordinary Shares.

(2)	Based on 155,969,226 Ordinary Shares outstanding following the Issuer’s initial public offering of ADSs, as disclosed in the final prospectus for such offering filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 58286E102

1.	Names of Reporting Persons Valiance Life Sciences Growth Investments GP S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,591,797(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,591,797(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,797(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Consists of Ordinary Shares held by LSGI Fund, of which LSGI GP serves as investment manager.

(2)	Based on 155,969,226 Ordinary Shares outstanding following the Issuer’s initial public offering of ADSs, as disclosed in the final prospectus for such offering filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 58286E102

1.	Names of Reporting Persons Valiance Life Sciences Growth Investments SICAV-SIF
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,591,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,591,797
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 155,969,226 Ordinary Shares outstanding following the Issuer’s initial public offering of ADSs, as disclosed in the final prospectus for such offering filed with the Securities and Exchange Commission on November 5, 2021.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), issued by MDxHealth SA, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Issuer”). The principal executive offices of the Issuer are located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

Item 2. Identity and Background

(a)  This Statement is being filed jointly by Valiance Management, TopMDx, LSGI GP and LSGI Fund, which are collectively referred to herein as the “Reporting Persons”.

(b) The business address of Valiance Management is Tudor House, Le Bordage, St. Peter Port, Guernsey, GY1 1DB.

The business address of TopMDx is Nemours Chambers, Road Town, Tortola, British Virgin Islands.

The business address of LSGI GP is 6, rue Dicks L-1417 Luxembourg, Grand Duchy of Luxembourg R.C.S. Luxembourg B 196.640.

The business address of LSGI Fund is 6, rue Dicks L-1417 Luxembourg, Grand Duchy of Luxembourg R.C.S. Luxembourg B 196.683.

(c) The principal business of Valiance Management is to manage investments in businesses in the life sciences industry. Valiance Management serves as investment manager of each of TopMDx and LSGI GP. The principal business of LSGI GP is to serve as investment manager of LSGI Fund. The principal business of each of TopMDx and LSGI Fund is to invest in securities.

The address of each of the Reporting Persons is set forth in paragraph (b) above.

(d)  During the last five years, none of the Reporting Persons nor, to the best knowledge of the foregoing, any of their partners, managers, officers or other controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person nor, to the best knowledge of the foregoing, any of their partners, managers, officers or other controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Valiance Management is organized under the laws of Guernsey. TopMDx is organized under the laws of the British Virgin Islands. Each of LSGI GP and LSGI Fund is organized under the laws of Luxembourg.

Item 3. Source and Amount of Funds or Other Consideration

TopMDx purchased its 8,834,387 Ordinary Shares at various times from 2016 to 2021 for cash and purchased its 160,083 ADSs representing Ordinary Shares for $12.00 per ADS with cash in the initial public offering of the American Depository Shares, which was registered on the Issuer’s Registration Statement on Form F-1 (Reg. No. 333-260213) and closed on November 8, 2021. LSGI Fund purchased its 8,591,797 Ordinary Shares from 2016 to 2021 for cash.

Item 4. Purpose of Transaction

The response to Item 3 is incorporated herein by reference.

TopMDx and LSGI Fund purchased their Ordinary Shares and ADSs reported hereunder for investment purposes, and such purchases were made in the ordinary course of business of TopMDx and LSGI Fund.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the Ordinary Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Ordinary Shares, preferred stock or other securities convertible into or exercisable or exchangeable for Ordinary Shares from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Ordinary Shares.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its Ordinary Shares or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Jan Pensaert, the Founding Managing Partner of Valiance Asset Management, which is affiliated with the Reporting Persons, serves as a member of the Issuer’s board of directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 155,969,226 outstanding Ordinary Shares as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission on November 5, 2021, after giving effect to the Issuer’s initial public offering of ADSs. Of the Ordinary Shares reported as held by TopMDx, 1,600,830 are in the form of ADSs. Each ADS represents 10 Ordinary Shares.

Valiance Management serves as the investment manager LSGI GP, which is the investment manager of LSGI Fund; however, no agreement exists between Valiance Management and LSGI GP for the purposes of acquiring, holding, voting, or disposing of the equity securities of the Issuer and, accordingly, those Reporting Persons disclaim the existence of, or membership in, a “group” for purposes of this Schedule 13D.

(b) The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c) On November 8, 2021, TopMDx purchased 160,083 ADSs in the Issuer’s initial public offering at a purchase price of $12.00 per ADS.

(d) No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2021

VALIANCE ASSET MANAGEMENT LIMITED

By:	/s/ Richard Bray
Name:	Richard Bray
Title:	Director

TOPMDX LTD.

By:	/s/ Richard Bray
Name:	Richard Bray
Title:	Director

VALIANCE LIFE SCIENCES GROWTH INVESTMENTS GP S.Á.R.L.

By:	/s/ Benoni Dufour
Name:	Benoni Defour
Title:	Director

VALIANCE LIFE SCIENCES GROWTH INVESTMENTS SICAV-SIF

By:	/s/ Benoni Defour
Name:	Benoni Defour
Title:	Director